HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

07025181

HANNY
VISIONS AHEAD

082-03638

SEC MAIL
JUL 2007
WASH, D.C.
209

Date: 27 June 2007

BY AIRMAIL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of announcement dated 26 June 2007 of the Company regarding the subscription of convertible notes of See Corporation Limited of the Company for your filing under the ISIN US 41068T2087.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

p.p. Florence Kam
Company Secretary

Encl.

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

漢傳媒集團有限公司*
SEE CORPORATION LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 491)

HANNY
VISIONS AHEAD
Hanny Holdings Limited
(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

(1) PLACING OF NEW SHARES SUBJECT TO SHAREHOLDERS' APPROVAL;
(2) PLACING OF CONVERTIBLE NOTES SUBJECT TO SHAREHOLDERS' APPROVAL;
(3) CONNECTED TRANSACTION IN RELATION TO ISSUE OF CONVERTIBLE NOTES TO HANNY HOLDINGS LIMITED; AND
(4) RESUMPTION OF TRADING

DISCLOSEABLE TRANSACTION – SUBSCRIPTION OF CONVERTIBLE NOTES OF SEE CORPORATION LIMITED

Placing Agent of See Corporation Limited

KINGSTON CORPORATE FINANCE LIMITED

THE SHARE PLACING AGREEMENT

On 20 June 2007, the Company and the Placing Agent entered into the Share Placing Agreement pursuant to which the Company has conditionally agreed to place, through the Placing Agent under the Share Placing on a best efforts basis a maximum of 400,000,000 Placing Shares to not less than six Placees each of whom can confirm that it and its ultimate beneficial owners (i) are to be third parties independent of and not connected persons (as defined in the Listing Rules) of the Company and its connected persons (as defined in the Listing Rules) and (ii) does not, in respect of the Company, act in concert (as defined in the Takeovers Code) with Hanny and its concert parties or any of the directors, chief executive or substantial shareholder(s) of the Company or any of its subsidiaries or their respective associates (as defined in Listing Rules) at a price of HK$0.368 per Placing Share.

The 400,000,000 Placing Shares represent (i) approximately 61.89% of the existing issued share capital of the Company of 646,267,330 Shares as at the date of this announcement; and (ii) approximately 38.23% of the Company's issued share capital of 1,046,267,330 Shares as enlarged by the Share Placing.

The Placing Price of HK$0.368 represents (i) a discount of approximately 8.0% to the closing price of HK$0.40 per Share as quoted on the Stock Exchange on the Last Trading Day; (ii) a discount of approximately 18.40% to the average closing price per Share of HK$0.451 in the last five consecutive trading days up to and including the Last Trading Day; and (iii) a discount of approximately 14.81% to the average closing price per Share of HK$0.432 in the last ten consecutive trading days up to and including the Last Trading Day.

The maximum net proceeds of approximately HK$143 million from the Share Placing is intended to be used for opportunistic investments in entertainment related businesses should appropriate opportunities arise and where the Directors consider it in the interest of the Company to do so and/or for general working capital of the Group. As at the date of this announcement, no such investment or business has been identified by the Company.

Completion of the Share Placing is subject to the satisfaction of the conditions precedent in the Share Placing Agreement.

As the Share Placing may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

THE CN PLACING AGREEMENT

On 20 June 2007, the Company and the Placing Agent also entered into the CN Placing Agreement pursuant to which the Placing Agent agreed to place, on a best efforts basis, up to an aggregate principal amount of HK$100,000,000 Placing Notes which is exercisable and convertible into 250,000,000 Shares at a conversion price of HK$0.40 per Conversion Share to Placees, each of whom can confirm that it and its ultimate beneficial owners (i) are to be third parties independent of and not connected persons (as defined in the Listing Rules) of the Company and its connected persons (as defined in the Listing Rules) and (ii) does not, in respect of the Company, act in concert (as defined in the Takeovers Code) with Hanny and its concert parties or any of the directors, chief executive or substantial shareholder(s) of the Company or any of its subsidiaries or their respective associates (as defined in Listing Rules).

Assuming that the maximum aggregate principal amount of the Placing Notes (i.e. HK$100,000,000) are placed under the CN Placing, upon exercise in full of the conversion rights attaching to the Placing Notes, an aggregate of 250,000,000 Conversion Shares would fall to be allotted and issued by the Company at the initial conversion price of HK$0.40 per Conversion Share (subject to adjustments, including consolidation or subdivision of Shares, rights issue, extraordinary stock or cash distribution, and other dilutive events. Adjustments to the conversion price are required to be certified by a merchant bank appointed by the Company as a result of extraordinary stock or cash distribution and other dilutive events as provided in the Convertible Notes), which will represent (i) approximately 38.68% of the existing issued share capital of the Company comprising 646,267,330 Shares as at the date of this announcement; (ii) approximately 23.89% of the issued share capital of the Company as enlarged by the Share Placing; and (iii) approximately 19.29% of the issued share capital of the Company as enlarged by the Share Placing and the Conversion Shares to be issued upon exercise of the conversion rights under the Placing Notes in full (assuming the maximum aggregate principal amount of the Placing Notes have been placed by the Placing Agent).

The Conversion Shares falling to be issued upon exercise of the conversion rights attaching to the Placing Notes will, when issued, rank pari passu with all other Shares in issue as at the date of allotment and issue of such Conversion Shares.

The maximum net proceeds of approximately HK$97 million from the CN Placing is intended to be used for opportunistic investments in entertainment related businesses should appropriate opportunities arise and where the Directors consider it in the interest of the Company to do so and/or for general working capital of the Group.

Completion of the CN Placing is subject to the satisfaction of the conditions precedent in the CN Placing Agreement.

THE CN SUBSCRIPTION AGREEMENT

On 20 June 2007, the Company and Hanny entered into the CN Subscription Agreement pursuant to which the Company has agreed to issue and Hanny has agreed to subscribe for a principal amount of HK$100,000,000 Subscription Notes and may, upon the notification by the Company, elect to subscribe for the Additional Amount of up to HK$100,000,000 which is the portion of the Placing Notes which may not be placed by the Placing Agent under a best efforts basis.

Assuming that the principal amount of the Subscription Notes (i.e. HK$100,000,000) are issued and subscribed under the CN Subscription, upon exercise in full of the conversion rights attaching to the Subscription Notes, an aggregate of 250,000,000 Conversion Shares would fall to be allotted and issued by the Company at the initial conversion price of HK$0.40 per Conversion Share (subject to adjustments, including consolidation or subdivision of Shares, rights issue, extraordinary stock or cash distribution, and other dilutive events. Adjustments to the conversion price are required to be certified by a merchant bank appointed by the Company as a result of extraordinary stock or cash distribution and other dilutive events as provided in the Convertible Notes), which will represent (i) approximately 38.68% of the existing issued share capital of the Company comprising 646,267,330 Shares as at the date of this announcement; (ii) approximately 23.89% of the issued share capital of the Company as enlarged by the Share Placing; (iii) approximately 16.17% of the issued share capital of the Company as enlarged by the Share Placing and the Conversion Shares to be issued upon exercise of the conversion rights under the Convertible Notes in full (assuming the maximum aggregate principal amount of the Placing Notes have been placed by the Placing Agent).

The Conversion Shares falling to be issued upon exercise of the conversion rights attaching to the Subscription Notes will, when issued, rank pari passu with all other Shares in issue as at the date of allotment and issue of such Conversion Shares.

The net proceeds from the CN Subscription of approximately HK$99.5 million is intended to be used for general working capital of the Group.

GENERAL

Listing Rules Implications

In respect of the Company

Hanny, which holds approximately 17.98% shareholding interests in the Company as at the date of this announcement, is a connected person of the Company by virtue of it being a substantial Shareholder and therefore the CN Subscription constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

According to the Listing Rules, the Share Placing and the CN Placing are subject to Shareholders' approval at the SGM and the CN Subscription (including the Additional Amount) is subject to Independent Shareholders' approval at the SGM by way of poll. Hanny and its associates are required to abstain from voting on the relevant resolutions in respect of the CN Subscription at the SGM. Furthermore, Hanny and its associates will abstain from voting on the relevant resolution in respect of the CN Placing at the SGM.

An Independent Board Committee will be established to advise the Independent Shareholders in relation to the terms of the CN Subscription. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the CN Subscription.

A circular containing, among other things, (i) details regarding the Share Placing, the CN Placing and the CN Subscription; (ii) the letter of recommendation from the Independent Board Committee; (iii) the letter from the independent financial adviser to the Independent Board Committee and the Independent Shareholders; and (iv) a notice of the SGM, will be despatched to the Shareholders as soon as possible.

In respect of Hanny

The CN Subscription constitutes a discloseable transaction of Hanny under Chapter 14 of the Listing Rules. Hanny will comply with the applicable Listing Rules upon conversion of the Convertible Notes to be held by Hanny or its nominee. A circular containing, among other things, details of the CN Subscription will be despatched to the shareholders of Hanny as soon as practicable.

Hanny will make further announcement (if necessary) and comply with the relevant requirements of the Listing Rules (including announcement, circular and shareholders' approval, if applicable) in respect of the conversion of the Convertible Notes to the shares of the Company.

RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended with effect from 9:30 a.m. on 20 June 2007 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 27 June 2007.

- THE SHARE PLACING AGREEMENT

Date

20 June 2007

Issuer

The Company

Placing Agent

The Placing Agent has conditionally agreed to place a maximum of 400,000,000 Placing Shares on a best efforts basis and will receive a placing commission of 2.5% on the gross proceeds of the actual number of Placing Shares being placed. The Directors (including the independent non-executive Directors) are of the view that the placing commission is fair and reasonable. The Placing Agent and its ultimate beneficial owners are third parties independent of and not connected persons (as defined in the Listing Rules) of the Company and its connected persons (as defined in the Listing Rules).

Placees

The Placing Agent agreed to place the Placing Shares on a best efforts basis to not less than six Placees, each of whom can confirm that it and its ultimate beneficial owners (i) are to be third parties independent of and not connected persons (as defined in the Listing Rules) of the Company and its connected persons (as defined in the Listing Rules) and (ii) does not, in respect of the Company act in concert (as defined in the Takeovers Code) with Hanny and its concert parties or any of the directors, chief executive or substantial shareholder(s) of the Company or any of its subsidiaries or their respective associates (as defined in Listing Rules). None of the individual Placee will become a substantial Shareholder (as defined in the Listing Rules) immediately after the Share Placing.

Placing Shares

The 400,000,000 Placing Shares represent (i) approximately 61.89% of the existing issued share capital of the Company of 646,267,330 Shares as at the date of this announcement; and (ii) approximately 38.23% of the Company's issued share capital of 1,046,267,330 Shares as enlarged by the Share Placing.

Ranking of Placing Shares

The Placing Shares will rank, upon issue, pari passu in all respects with the Shares in issue on the date of allotment and issue of the Placing Shares.

Placing Price

The Placing Price of HK$0.368 represents:

(i) a discount of approximately 8.0% to the closing price of HK$0.40 per Share as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of approximately 18.40% to the average closing price per Share of HK$0.451 in the last five consecutive trading days up to and including the Last Trading Day; and

(iii) a discount of approximately 14.81% to the average closing price per Share of HK$0.432 in the last ten consecutive trading days up to and including the Last Trading Day.

The Placing Price was determined with reference to the prevailing market price of the Share and was negotiated on an arm's length basis between the Company and the Placing Agent. The Directors (including the independent non-executive Directors) consider that the terms of the Share Placing are on normal commercial terms and are fair and reasonable based on the current market conditions and in the interests of the Company and the Shareholders as a whole.

Conditions of the Share Placing

Completion of the Share Placing is conditional upon:

(i) the Listing Committee of the Stock Exchange granting or agreeing to grant approval for the listing of, and permission to deal in, the Placing Shares;

(ii) the passing of a resolution by the Shareholders to approve the allotment, issue and dealing with the Placing Shares at the SGM; and

(iii) the Bermuda Monetary Authority approving the issue of the Placing Shares (if required).

If any of the above conditions are not fulfilled on or before 31 August 2007 or such later time or date as may be agreed between the Placing Agent and the Company, the Share Placing Agreement shall terminate and subject to terms of the Share Placing Agreement neither Party shall have any claim against the other for any costs or losses (save for any antecedent breaches of the Share Placing Agreement).

The completion of the Share Placing is not subject to the completion of the CN Placing.

Completion of the Share Placing

Completion of the Share Placing will take place within three business days after the Share Placing Agreement becomes unconditional.

As the Share Placing may or may not proceed and is subject to Shareholders' approval, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

THE CN PLACING AGREEMENT

On 20 June 2007, the Company and the Placing Agent also entered into the CN Placing Agreement pursuant to which the Placing Agent agreed to place, on a best efforts basis, up to an aggregate principal amount of HK$100,000,000 Placing Notes.

The Placing Agent

Kingston Securities Limited is the placing agent for the CN Placing and will be entitled to receive a placing commission of 2.5% on the actual gross proceeds of the Placing Notes being placed.

The Placing Agent and its ultimate beneficial owners are independent of and not connected persons (as defined in the Listing Rules) of the Company and its connected persons (as defined in the Listing Rules).

Placees

The Placing Agent shall procure that each of the Placees of the Placing Notes to be placed can confirm that it and its beneficial owners are (i) third parties independent of and not connected persons (as defined in the Listing Rules) of the Company and its connected persons (as defined in the Listing Rules) and (ii) does not, in respect of the Company, act in concert (as defined in the Takeovers Code) with the Vendor and its concert parties or any of the directors, chief executive or substantial shareholder(s) of the Company or any of its subsidiaries or their respective associates (as defined in Listing Rules). None of the Placees of the Placing Notes will become a substantial Shareholder (as defined in the Listing Rules) as a result of exercising in part or in full of the conversion rights attaching to the Placing Notes immediately upon completion of the CN Placing.

- **Conversion Shares falling to be issued upon exercise in full of the conversion rights attaching to the Placing Notes**

Assuming that the maximum aggregate principal amount of the Placing Notes (i.e. HK$100,000,000) are placed under the CN Placing, upon exercise in full of the conversion rights attaching to the Placing Notes, an aggregate of 250,000,000 Conversion Shares would fall to be allotted and issued by the Company at the initial conversion price of HK$0.40 per Conversion Share (subject to adjustments, including consolidation or subdivision of Shares, rights issue, extraordinary stock or cash distribution, and other dilutive events. Adjustments to the conversion price are required to be certified by a merchant bank appointed by the Company as a result of extraordinary stock or cash distribution and other dilutive events as provided in the Convertible Notes), which will represent (i) approximately 38.68% of the existing issued share capital of the Company comprising 646,267,330 Shares as at the date of this announcement; (ii) approximately 23.89% of the issued share capital of the Company as enlarged by the Share Placing; and (iii) approximately 19.29% of the issued share capital of the Company as enlarged by the Share Placing and the Conversion Shares to be issued upon exercise of the conversion rights under the Placing Notes in full (assuming the maximum aggregate principal amount of the Placing Notes have been placed by the Placing Agent).

The Conversion Shares falling to be issued upon exercise of the conversion rights attaching to the Placing Notes will, when issued, rank pari passu with all other Shares in issue as at the date of allotment and issue of such Conversion Shares.

Conditions of the CN Placing

The CN Placing is conditional upon:

(i) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in the Conversion Shares falling to be issued on the exercise of the conversion rights attaching to the Placing Notes either unconditionally or subject to conditions to which the Company does not reasonably object;

(ii) the Stock Exchange having approved the issue of the Placing Notes, or the Company not having received any objection from the Stock Exchange to the issue of the Placing Notes;

(iii) the Shareholders (who are permitted under the Listing Rules to vote) passing at the SGM of the resolutions approving the transactions contemplated under the CN Placing Agreement and the allotment and issue of the Conversion Shares falling to be issued upon the exercise of the conversion rights attaching to the Convertible Notes; and

(iv) the Bermuda Monetary Authority approving the issue and transfer of the Placing Notes and the issue and allotment of the Conversion Shares (if required).

If any of the above conditions are not fulfilled on or before 31 August 2007 or such later time or date as may be agreed between the Placing Agent and the Company, the CN Placing Agreement shall thereupon lapse and become null and void and the parties will be released from all obligations hereunder, save for any liability arising out of any antecedent breaches hereof.

The completion of the CN Placing is not subject to the completion of the Share Placing.

Completion of the CN Placing

Completion of the CN Placing will take place on a business day which is not less than three business days and not more than five business days after the CN Placing Agreement becomes unconditional.

Principal terms of the Placing Notes

The terms of the Placing Notes are the same as those of the Subscription Notes. Please refer to the section headed "Principal terms of the Convertible Notes" in this announcement for the details of the terms.

OTHER INFORMATION ON THE SHARE PLACING AND CN PLACING

Reasons for the Share Placing and CN Placing

The Directors consider the timing of the fund raising by way of the Share Placing and CN Placing is appropriate as the recent stock market has shown strong sentiment and there is imminent demand for the Shares as the investors are interested in and confident about the business prospect of the Company. Notwithstanding that the Share Placing and the CN Placing will result in the dilution of the existing shareholding interest of the Shareholders, the Directors consider that the Share Placing and the CN Placing are subject to Shareholders' approval and represent an opportunity to raise capital for the Company to enhance the general working capital base and to further strengthen the existing business of the Group.

Apart from the Share Placing and the issue of Convertible Notes, the Directors have not considered other fund-raising alternatives as the Directors consider that, in addition to the above factors, the Share Placing and the issue of Convertible Notes are the most popular means of fund-raising and are very cost effective in terms of both cost and time when compared to other kinds of fund-raising mechanism such as open offer and rights issue even though the Share Placing and CN Placing will be subject to relevant Shareholders' approval. In addition, the issue of Convertible Notes may not result in an immediate dilution effect to the existing Shareholders but provide financial resources to the Company at a nominal cost of funding, i.e. 1% interest per annum, should the holders of the Convertible Notes do not convert them immediately.

Notwithstanding that the Company had a funding activity in the past as disclosed in the section headed "Fund raising activities in the past twelve months of the Company" below which remain unutilized as at the date of this announcement, the Share Placing and the CN Placing will provide the Company with stronger financial resources to finance any possible acquisition or investment when opportunities arise which may require additional capital in the future.

Use of proceeds

Share Placing

The maximum gross proceeds from the Share Placing will be approximately HK$147.2 million and the maximum net proceeds of approximately HK$143 million from the Share Placing is intended to be used for opportunistic investments in entertainment related businesses should appropriate opportunities arise and where the Directors consider it in the interest of the Company to do so and/or for general working capital of the Group. As at the date of this announcement, no such investment or business has been identified by the Company. The maximum net proceeds raised per Share upon the completion of the Share Placing will be approximately HK$0.358 per Placing Share.

CN Placing

The maximum gross proceeds from the CN Placing will be HK$100 million and the maximum net proceeds of approximately HK$97 million from the CN Placing is intended to be used for opportunistic investments in entertainment related businesses should appropriate opportunities arise and where the Directors consider it in the interest of the Company to do so and/or for general working capital of the Group. As at the date of this announcement, no such investment or business has been identified by the Company.

CN SUBSCRIPTION AGREEMENT

Date

20 June 2007

Parties

Issuer:	the Company
Subscriber:	Hanny

- Subject Asset

Pursuant to the CN Subscription Agreement, the Company has agreed to issue and Hanny has agreed to subscribe for a principal amount of HK$100,000,000 Subscription Notes and may, upon the notification by the Company, elect to subscribe for the Additional Amount of up to HK$100,000,000 which is the portion of the Placing Notes which may not be placed, on a best efforts basis, by the Placing Agent.

Conversion Shares falling to be issued upon exercise in full of the conversion rights attaching to the Subscription Notes

Assuming that the principal amount of the Subscription Notes (i.e. HK$100,000,000) are issued and subscribed under the CN Subscription, upon exercise in full of the conversion rights attaching to the Subscription Notes, an aggregate of 250,000,000 Conversion Shares would fall to be allotted and issued by the Company at the initial conversion price of HK$0.40 per Conversion Share (subject to adjustments, including consolidation or subdivision of Shares, rights issue, extraordinary stock or cash distribution, and other dilutive events. Adjustments to the conversion price are required to be certified by a merchant bank appointed by the Company as a result of extraordinary stock or cash distribution and other dilutive events as provided in the Convertible Notes), which will represent (i) approximately 38.68% of the existing issued share capital of the Company comprising 646,267,330 Shares as at the date of this announcement; (ii) approximately 23.89% of the issued share capital of the Company as enlarged by the Share Placing; (iii) approximately 16.17% of the issued share capital of the Company as enlarged by the Share Placing and the Conversion Shares to be issued upon exercise of the conversion rights under the Convertible Notes in full (assuming the maximum aggregate principal amount of the Placing Notes have been placed by the Placing Agent).

The Conversion Shares falling to be issued upon exercise of the conversion rights attaching to the Subscription Notes will, when issued, rank pari passu with all other Shares in issue as at the date of allotment and issue of such Conversion Shares.

Conditions of the CN Subscription

The CN Subscription is conditional upon:

(i) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in the Conversion Shares falling to be issued on the exercise of the conversion rights attaching to the Convertible Notes either unconditionally or subject to conditions to which the Company does not reasonably object;

(ii) the Stock Exchange having approved the issue of the Convertible Notes, or the Company not having received any objection from the Stock Exchange to the issue of the Convertible Notes;

(iii) the Independent Shareholders passing at the SGM of the resolutions approving the transactions contemplated under the CN Subscription Agreement and the allotment and issue of the Conversion Shares falling to be issued upon the exercise of the conversion rights attaching to the Convertible Notes; and

(iv) the Bermuda Monetary Authority approving the issue and transfer of the Convertible Notes and the issue and allotment of the Conversion Shares (if required).

If any of the above conditions are not fulfilled on or before 31 August 2007 or such later time or date as may be agreed between Hanny and the Company, the CN Subscription Agreement shall thereupon lapse and become null and void and the parties will be released from all obligations hereunder, save for any liability arising out of any antecedent breaches hereof.

Completion of the CN Subscription

Completion of the CN Subscription will take place on a business day which is not less than three business days and not more than five business days after the CN Subscription Agreement becomes unconditional.

Reasons for the CN Subscription

For the Company, the Directors consider the timing of the fund raising by way of the CN Subscription is appropriate as the recent stock market has shown strong sentiment and there is imminent demand for the Shares as the investors are interested in and confident about the business prospect of the Company. Notwithstanding that the CN Subscription may result in the dilution of the existing shareholding interest of the Shareholders, the Directors consider that the CN Subscription represent an opportunity to raise capital for the Company to enhance the general working capital base and to further strengthen the existing business of the Group.

Apart from the Share Placing and the issue of Convertible Notes, the Directors have not considered other fund-raising alternatives as the Directors consider that, in addition to the above factors, the Share Placing and the issue of Convertible Notes are the most popular means of fund-raising and are very cost effective in terms of both cost and time when compared to other kinds of fund-raising mechanism such as open offer and rights issue even though the CN Subscription will be subject to Independent Shareholders' approval. In addition, the issue of Convertible Notes may not result in an immediate dilution effect to the existing Shareholders but provide financial resources to the Company at a nominal cost of funding, i.e. 1% interest per annum, should the holders of the Convertible Notes do not convert them immediately.

The Directors also consider that the election right granted to Hanny only is not discriminatory to the right of other Shareholders and is fair and reasonable and is in the best interest of its Shareholders, mainly due to the following consideration:

(i) Hanny has been the strategic investor to the Company since April 2005;

(ii) Hanny together with its connected person, Dr. Chan (being the chairman and executive director of Hanny) that own approximately 22.62% shareholding interest in the Company as at the date of the CN Subscription Agreement is the only substantial Shareholder whereas no other Shareholders have the same background which is comparable to that of Hanny;

(iii) the interest rate of 1% per annum payable under the Convertible Notes is only a nominal return to Hanny and is not necessarily attractive to other Shareholders when comparing with the potential return from other investment, such as equity and futures;

(iv) to the best knowledge of the Directors, it is unattainable to identify the other Shareholders in an organized manner who have the same background, investing style, financial strength, and investment objectives as Hanny;

(v) the first right to elect for further Additional Amount is not on the hand of Hanny but is dependent on whether all of the Placing Notes can be placed, on a best efforts basis, by the Placing Agent; and

(vi) in view of such sizeable fund raising of approximately HK$200 million in aggregate under the CN Subscription and the CN Placing, to the best knowledge of the Directors, no other Shareholders have proactively indicated their interest for further sizeable commitment and investment in the Company.

For Hanny, the Hanny Directors consider that the CN Subscription provides an opportunity to enhance the investment portfolio and the earnings base of Hanny should the share price of the Company be higher than the exercise price of the Subscription Notes.

Having regard to the above and the current strong capital market sentiment, the Hanny Directors consider that the terms of the CN Subscription are fair and reasonable and are in the best interests of Hanny and its shareholders as a whole.

Use of proceeds from the CN Subscription

In respect of the Company, the gross proceeds from the CN Subscription will be HK$100 million and the net proceeds of approximately HK$99.5 million is intended to be used for general working capital of the Group.

Principal terms of the Subscription Notes

The terms of the Subscription Notes are the same as those of the Placing Notes. Please refer to the section headed "Principal terms of the Convertible Notes" in this announcement for the details of the terms.

PRINCIPAL TERMS OF THE CONVERTIBLE NOTES

Issuer:	the Company
Aggregate Principal amount:	HK$200,000,000
Maturity date:	the date falling on but excluding the second anniversary of the date of issue of the Convertible Notes.
Initial conversion price:	HK$0.40 per Conversion Share The initial conversion price was determined on an arm's length basis between the Company and the Placing Agent and between the Company and Hanny respectively with reference to, among other things, the recent performance of the Share price. The initial conversion price is subject to adjustments, including consolidation or subdivision of Shares, rights issue, extraordinary stock or cash distribution, and other dilutive events, which may or may not occur. The conversion price of HK$0.40 per Share (i) is same as the closing prices of HK$0.40 per Share on the Last Trading Day; (ii) represents a discount of approximately 11.31% to the average of the closing prices of HK$0.451 per Share in the last 5 trading days prior to the date of the CN Placing Agreement and the CN Subscription Agreement; and (iii) represents a discount of 7.41% to the average of the closing price of HK$0.432 per Share in the last 10 trading days prior to the date of the CN Placing Agreement and the CN Subscription Agreement. The holders of the Convertible Notes shall have the right at any time after the 7th day after the date of issue of the Convertible Notes and 7 days before the maturity date to convert any outstanding amount of the Convertible Notes at denomination of HK$1,000,000 each into the Conversion Shares at the then applicable conversion price, unless the amount remaining on exercise of the conversion rights shall be less than HK$1,000,000 and in such event, the entire outstanding amount shall be converted.
Ranking:	The Conversion Shares, when allotted and issued, will rank pari passu in all respects with the other Shares in issue as at the date of issue of such Conversion Shares.
Interest:	1% per annum payable at maturity in arrears
Transferability:	The Convertible Notes may be transferred to any third party without the prior written consent of the Company. None of the Convertible Notes may be transferred to a "connected person" (as defined in the Listing Rules) of the Company. The Company shall give notice to the Stock Exchange for any transfer of the Convertible Notes and shall state whether any connected person (as defined in the Listing Rules) of the Company is involved. The Company shall promptly notify the Stock Exchange for any dealings in Convertible Notes by connected person (as defined in the Listing Rules).
Redemption:	Any unconverted Convertible Notes will be redeemed at an amount equal to the principal amount of the outstanding Convertible Notes together with any accrued interest in cash at maturity.
Voting rights:	The Convertible Notes do not confer any voting rights at general meetings of the Company on the holder(s) of the Convertible Notes.

Events of default:	The events of default provisions which provide that on the occurrence of certain events of default specified in the Convertible Notes (e.g. liquidation), each of the holders of the Convertible Notes shall be entitled to demand for immediate repayment of the principal amount outstanding and accrued but unpaid interest under the relevant Convertible Notes.
Listing:	No application will be made for the listing of and permission to deal in, the Convertible Notes on the Stock Exchange or any other stock exchange.

FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS OF THE COMPANY

Save for disclosed below, the Company has not conducted any fund raising activities in the past twelve months before the date of this announcement:

Date of announcement	**Transaction**	**Net proceeds raised** *(approximately)*	**Intended use of proceeds**	**Actual use of proceeds**
13 March 2007	4-for-1 rights issue at HK$0.2 per right share	HK$100 million	To be used for general working capital of the Company principally for its existing business	Approximately HK$20 million has been used for general working capital of the Company. The remaining balance is intended to be used for general working capital of the Company

EFFECTS ON SHAREHOLDING STRUCTURE OF THE COMPANY

The existing and enlarged shareholding structure of the Company as at the date of this announcement and immediately after the issue of the Placing Shares and the Conversion Shares (assuming that there are no other changes in the issued share capital of the Company) are set out below:

	As at the date of this announcement		Immediately after the Share Placing		Immediately after the Share Placing (assuming the Placing Notes are fully placed by the Placing Agent and are converted in full)		Immediately after the Share Placing (assuming the Placing Notes are fully placed by the Placing Agent and the Placing Notes and Subscription Notes are converted in full)		Immediately after the Share Placing (assuming none of the Placing Notes are placed by the Placing Agent and Hanny elects to subscribe for the Additional Amount in full and the Convertible Notes under the Additional Amount and the Subscription Notes are converted in full) *(Note 6)*	
	Shares	*Approximate %*	*Shares*	*Approximate %*	*Shares*	*Approximate %*	*Shares*	*Approximate %*	*Shares*	*Approximate %*
Hanny *(Note 1)*	116,198,865	17.98%	116,198,865	11.11%	116,198,865	8.96%	366,198,865	23.68%	616,198,865	39.85%
Dr. Chan *(Note 2)*	30,000,000	4.64%	30,000,000	2.87%	30,000,000	2.31%	30,000,000	1.94%	30,000,000	1.94%
Wing On *(Note 3)*	30,000,000	4.64%	30,000,000	2.87%	30,000,000	2.31%	30,000,000	1.94%	30,000,000	1.94%
Sub-total	176,198,865	27.26%	176,198,865	16.85%	176,198,865	13.58%	426,198,865	27.56%	676,198,865	43.73%
Mr. Yu *(Note 3)*	41,258,940	6.38%	41,258,940	3.94%	41,258,940	3.18%	41,258,940	2.67%	41,258,940	2.67%
Public Shareholders										
– Placees under the Share Placing *(Note 4)*			400,000,000	38.23%	400,000,000	30.87%	400,000,000	25.87%	400,000,000	25.87%
– Placees under the CN Placing *(Note 5)*					250,000,000	19.29%	250,000,000	16.17%		
– Other public Shareholders	428,809,525	66.36%	428,809,525	40.98%	428,809,525	33.08%	428,809,525	27.73%	428,809,525	27.73%
Sub-total	428,809,525	66.36%	828,809,525	79.21%	1,078,809,525	83.24%	1,078,809,525	69.77%	828,809,525	53.60%
Total	646,267,330	100.00%	1,046,267,330	100.00%	1,296,267,330	100.00%	1,546,267,330	100.00%	1,546,267,330	100.00%

Notes:

(1) 250,000,000 Shares would be allotted and issued to Hanny upon exercise in full of the conversion rights attaching to the Subscription Notes.

(2) Dr. Chan is an executive director and the chairman of Hanny.

(3) Mr. Yu is an executive director and the chairman of the Company and Wing On.

(4) These Shares would be allotted and issued upon completion of the Share Placing.

(5) These Shares would be allotted and issued upon exercise in full of the conversion rights attaching to the Placing Notes.

(6) Save for the outstanding convertible note held by Hanny with an aggregate principal amount of HK$170,000,000 convertible into 100,591,715 new Shares upon exercise in full at the conversion price of HK$1.69 per Share, assuming Hanny subscribes for Subscription Notes in full and elect to subscribe for the Additional Amount of up to HK$100,000,000 in full, upon exercise in full the conversion rights attaching to the Convertible Notes, Hanny and parties acting in concert with it will own in aggregate more than 30% of the issued share capital of the Company as enlarged by the allotment and issue of the Conversion Shares. In such circumstances, Hanny and parties acting in concert with it will comply with the general offer obligations under the Takeovers Code.

As at the date of this announcement, the existing authorized share capital of the Company consists of 50,000,000,000 Shares out of which 646,267,330 Shares are issued and fully paid up.

As at the date of this announcement, there is an outstanding convertible note with an aggregate principal amount of HK$170,000,000 convertible into 100,591,715 new Shares upon exercise in full at the conversion price of HK$1.69 per Share.

Dilution effect on Shareholders

In view of the future dilution of existing Shareholders on the exercise of the conversion rights attaching to the Convertible Notes, the Company will keep the Shareholders informed of the level of dilution and details of conversion as follows:

(a) the Company will make a monthly announcement (the "Monthly Announcement") on the website of the Stock Exchange. Such announcement will be made on or before the fifth business day following the end of each calendar month and will include the following details in a table form:

    (i) whether there is any conversion of the Convertible Notes during the relevant month. If yes, details of the conversion(s), including the conversion date, number of new Shares issued, conversion price for each conversion. If there is no conversion during the relevant month, a negative statement to that effect;

    (ii) the number of outstanding Convertible Notes after the conversion, if any;

    (iii) the total number of Shares issued pursuant to other transactions during the relevant month, including Shares issued pursuant to exercise of options under any share option scheme(s) of the Company; and

    (iv) the total issued share capital of the Company as at the commencement and the last day of the relevant month; and

(b) in addition to the Monthly Announcement, if the cumulative amount of new Shares issued pursuant to the conversion of the Convertible Notes reaches 5% of the issued share capital of the Company as disclosed in the last Monthly Announcement or any subsequent announcement made by the Company in respect of the Convertible Notes (as the case may be) (and thereafter in a multiple of such 5% threshold), the Company will make an announcement on the website of the Stock Exchange including details as stated in (a) above for the period commencing in respect of the Convertible Notes (as the case may be) up to the date on which the total amount of Shares issued pursuant to the conversion amounted to 5% of the issued share capital of the Company as disclosed in the last Monthly Announcement or any subsequent announcement made by the Company in respect of the Convertible Notes (as the case may be).

In respect of conversion of the Convertible Notes held by Hanny, the Company will make an announcement in the event any such conversion will result in an increase of its shareholding in the Company by 5%.

INFORMATION ON THE COMPANY

For the year ended 30 June 2006, the Company recorded the same audited net loss before and after taxation from continuing operations of approximately HK$260.7 million. For the year ended 30 June 2005, the Company recorded the same audited net loss before and after taxation from continuing operations of approximately HK$26.6 million. As at 31 December 2006, the total assets and net assets of the Company was approximately HK$279.2 and HK$59.8 million respectively.

GENERAL

Listing Rules Implications

In respect of the Company

The Company is currently engaged in (i) film and television programme productions; (ii) event productions; (iii) artiste and model management; (iv) music production; and (v) manufacturing and sale of multimedia electronic products, toys and games products.

Hanny, which holds approximately 17.98% shareholding interests in the Company as at the date of this announcement, is a connected person of the Company by virtue of it being a substantial Shareholder and therefore the CN Subscription constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

According to the Listing Rules, the Share Placing and the CN Placing are subject to Shareholders' approval at the SGM and the CN Subscription (including the Additional Amount) is subject to Independent Shareholders' approval at the SGM by way of poll. Hanny and its associates are required to abstain from voting on the relevant resolutions in respect of the CN Subscription at the SGM. Furthermore, Hanny and its associates will abstain from voting on the relevant resolution in respect of the CN Placing at the SGM.

An Independent Board Committee will be established to advise the Independent Shareholders in relation to the terms of the CN Subscription. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the CN Subscription.

A circular containing, among other things, (i) details regarding the Share Placing, the CN Placing and the CN Subscription; (ii) the letter of recommendation from the Independent Board Committee; (iii) the letter from the independent financial adviser to the Independent Board Committee and the Independent Shareholders; and (iv) a notice of the SGM, will be despatched to the Shareholders as soon as possible.

Application will be made by the Company to the Listing Committee of the Stock Exchange for the grant of the listing of, and permission to deal in, the Placing Shares and the Conversion Shares.

In respect of Hanny

The Hanny Group is principally engaged in the trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including investments in (i) a subsidiary whose shares are listed on the Australian Securities Exchange and a subsidiary whose shares are traded on the OTC Bulletin Board in the United States of America; (ii) associated companies whose shares are listed on the Stock Exchange or the Singapore Exchange Limited; and (iii) long-term convertible notes issued by companies whose shares are listed on the Stock Exchange. Hanny is an investment holding company.

The CN Subscription constitutes a discloseable transaction for Hanny under Chapter 14 of the Listing Rules. Hanny will comply with the applicable Listing Rules upon conversion of the Convertible Notes to be held by Hanny or its nominee. A circular containing, among other things, details of the CN Subscription will be despatched to the shareholders of Hanny as soon as practicable.

Hanny will make further announcement (if necessary) and comply with the relevant requirements of the Listing Rules (including announcement, circular and shareholders' approval, if applicable) in respect of the conversion of the Convertible Notes to the shares of the Company.

RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended with effect from 9:30 a.m. on 20 June 2007 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 27 June 2007.

Terms and definitions

"Additional Amount"	the convertible note of an aggregate principal amount of up to HK$100 million which is the portion of the Placing Notes which may not be placed by the Placing Agent under a best efforts basis that may be added to the Subscription Notes at Hanny's election pursuant to the CN Subscription Agreement
"CN Placing"	placing of the Placing Notes pursuant to the terms of the CN Placing Agreement
"CN Placing Agreement"	the conditional placing agreement entered into between the Company and the Placing Agent dated 20 June 2007 in relation to the CN Placing
"CN Subscription"	subscription of the Subscription Notes by Hanny pursuant to the terms of the CN subscription Agreement
"CN Subscription Agreement"	the conditional subscription agreement entered into between the Company and Hanny dated 20 June 2007 in relation to the CN Subscription
"Company"	See Corporation Limited (stock code: 491), a company incorporated in Bermuda with limited liability and the Shares of which are listed on the main board of the Stock Exchange
"Conversion Share(s)"	new Share(s) falling to be allotted and issued upon exercise of the conversion rights attaching to the Convertible Notes
"Convertible Notes"	the Placing Notes and the Subscription Notes
"Director(s)"	director(s) of the Company
"Dr. Chan"	Dr. Chan Kwok Keung, Charles, an executive director and the chairman of Hanny
"Group"	the Company and its subsidiaries
"Hanny"	Hanny Holdings Limited (stock code: 275), a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"Hanny Director(s)"	director(s) of Hanny
"Hanny Group"	Hanny and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the board comprising the independent non-executive Directors to be constituted to advise the Independent Shareholders in respect of the terms of the CN Subscription
"Independent Shareholders"	Shareholders other than Hanny and its associates and those who are required to abstain from voting on the relevant resolutions in respect of the CN Subscription at the SGM

"Last Trading Day"	18 June 2007, being the last trading day for the Shares before the date of this announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Yu"	Mr. Yu Kam Kee, Lawrence, an executive director and the chairman of the Company and Wing On
"Placee(s)"	any individual(s), institutional or other professional investor(s) or any of their respective subsidiaries or associates procured by the Placing Agent to subscribe for any of the Placing Shares and Placing Notes pursuant to the Placing Agent's obligations under the Share Placing Agreement and CN Placing Agreement
"Placing Agent"	Kingston Securities Limited, a licensed corporation to carry on business in type 1 regulated activities (dealing in securities) under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Placing Notes"	the convertible notes of an aggregate principal amount of up to HK$100,000,000 which may be issued by the Company under the CN Placing Agreement
"Placing Price"	HK$0.368 per Placing Share
"Placing Share(s)"	an aggregate of 400,000,000 new Shares to be placed under the Share Placing
"PRC"	The People's Republic of China
"Share(s)"	ordinary share(s) of HK$0.01 in the share capital of the Company
"Share Placing"	placing of 400,000,000 new Shares pursuant to the terms of the Share Placing Agreement
"Share Placing Agreement"	the conditional placing agreement entered into between the Company and the Placing Agent dated 20 June 2007 in relation to the Share Placing
"Shareholder(s)"	holder(s) of the Share(s)
"SGM"	the special general meeting of the Company to be convened and held for the Shareholders to consider and, if thought fit, approve the Share Placing, CN Placing and CN Subscription
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Notes"	the convertible notes of an initial principal amount of HK$100,000,000 to be issued by the Company to Hanny under the CN Subscription Agreement subject to an increase by the Additional Amount
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Wing On"	Wing On Travel (Holdings) Limited (stock code: 1189), a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange

"HK$" Hong Kong dollars, the lawful currency of Hong Kong

"%" per cent.

On behalf of the board of **See Corporation Limited** **Mr. Yu Kam Kee, Lawrence** *B.B.S., M.B.E., J.P.* *Chairman*	On behalf of the board of **Hanny Holdings Limited** **Dr. Chan Kwok Keung, Charles** *Chairman*

Hong Kong, 26 June 2007

As at the date of this announcement, the Directors are as follows:

Executive Directors:
Mr. Yu Kam Kee, Lawrence, *B.B.S., M.B.E., J.P. (Chairman)*
Mr. Wong Yat Cheung *(Managing Director)*
Mr. Yu Kam Yuen, Lincoln
Mr. Tong Chin Shing

Independent Non-executive Directors:
Mr. Li Fui Lung, Danny
Mr. Ng Hoi Yue, Herman
Hon. Shek Lai Him, Abraham, *J.P.*
Mr. Fong Shing Kwong, Michael

As at the date of this announcement, the Hanny Directors are as follows:

Executive directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

* *For identification purpose only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

**漢傳媒集團有限公司*
SEE CORPORATION LIMITED**
(於百慕達註冊成立之有限公司)
(股份代號：491)

HANNY
VISIONS AHEAD
**Hanny Holdings Limited
錦興集團有限公司***
(於百慕達註冊成立之有限公司)
(股份代號：275)

**(1)配售新股(須待股東批准)；
(2)配售可兑換票據(須待股東批准)；
(3)有關向錦興集團有限公司發行可兑換票據之關連交易；及
(4)恢復股份買賣**

**須予披露交易－
認購漢傳媒集團有限公司之可兑換票據**

漢傳媒集團有限公司之配售代理

金利豐財務顧問有限公司

股份配售協議

於二零零七年六月二十日，本公司與配售代理訂立股份配售協議，據此，本公司有條件同意根據股份配售，按盡力基準透過配售代理向不少於六名承配人(各自已確認彼與彼之最終實益擁有人(i)將為獨立於本公司及其關連人士之第三方，且亦非為本公司及其關連人士(定義見上市規則)之關連人士(定義見上市規則)及(ii)就本公司而言，並無與錦興及其一致行動人士或任何本公司之董事、行政總裁或主要股東或任何其附屬公司或彼等分別之聯繫人士(定義見上市規則)一致行動(定義見收購守則))配售最多400,000,000股配售股份，每股配售股份作價0.368港元。

配售股份400,000,000股佔(i)本公佈日期本公司現有已發行股本646,267,330股約61.89%；及(ii)經股份配售擴大後之本公司已發行股本1,046,267,330股股份約38.23%。

配售價0.368港元較(i)股份於最後交易日在聯交所所報之收市價每股0.40港元折讓約8.0%；(ii)股份於截至及包括最後交易日在內之最後五個連續交易日之平均收市價每股0.451港元折讓約18.40%；及(iii)股份於截至及包括最後交易日在內之最後十個連續交易日之平均收市價每股0.432港元折讓約14.81%。

股份配售之所得款項淨額最多約為143,000,000港元，倘合適機會出現且董事認為符合本公司利益及／或對本集團之一般營運資金有利，則計劃用作娛樂相關業務之機遇性投資。截至本公佈日期，本公司尚未確定該等投資或業務。

股份配售須待股份配售協議之先決條件達成後，方告完成。

鑒於股份配售可能會或可能不會進行，股東及有意投資者在買賣股份時務請審慎行事。

可兑換票據配售協議

於二零零七年六月二十日，本公司與配售代理亦訂立可兑換票據配售協議，據此，配售代理同意按盡力基準向承配人（各自已確認彼與彼之最終實益擁有人(i)將為獨立於本公司及其關連人士之第三方，且亦非為本公司及其關連人士（定義見上市規則）之關連人士（定義見上市規則）及(ii)就本公司而言，並無與錦興及其一致行動人士或任何本公司之董事、行政總裁或主要股東或任何其附屬公司或彼等分別之聯繫人士（定義見上市規則）一致行動（定義見收購守則））配售合共本金總額最多為100,000,000港元之配售票據，該等配售票據可按每股兑換股份0.40港元之兑換價行使及兑換為250,000,000股兑換股份。

假設配售票據之最高本金總額（即100,000,000港元）根據可兑換票據配售獲配售，於全數行使配售票據所附兑換權時，本公司將按初步兑換價每股兑換股份0.40港元（可就包括股份合併或拆細、供股、非經常性股票或現金分派及其他攤薄事件作出調整。可兑換票據規定非經常性股票或現金分派及其他攤薄事件導致之兑換價調整須獲本公司委任之商業銀行簽署核實）配發及發行合共250,000,000股兑換股份，將佔(i)於本公佈日期組成本公司現有已發行股本之646,267,330股股份約38.68%；(ii)經股份配售擴大後之本公司已發行股本約23.89%；及(iii)經股份配售及配售票據項下之兑換權獲全數行使時將予發行之兑換股份擴大後之本公司已發行股本約19.29%（假設配售代理已配售配售票據之最高本金總額）。

於配售票據所附兑換權獲行使時將予發行之兑換股份一經發行，將與配發及發行該等兑換股份當日已發行之所有其他股份享有同等權益。

可兑換票據配售所得款項淨額最多約為97,000,000港元，倘合適機會出現且董事認為符合本公司利益及／或對本集團之一般營運資金有利，則計劃用作娛樂相關業務之機遇性投資。

可兑換票據配售須待可兑換票據配售協議之先決條件達成後，方告完成。

可兌換票據認購協議

於二零零七年六月二十日，本公司與錦興訂立可兌換票據認購協議，據此，本公司同意發行及錦興同意認購本金額為100,000,000港元之認購票據，以及可於本公司通知時，選擇再認購金額最多為100,000,000港元之額外金額（即配售代理按盡力基準而可能未能配售之部份配售票據）。

假設認購票據之本金額（即100,000,000港元）乃根據可兌換票據認購而發行及認購，於全數行使認購票據所附兌換權時，本公司將按初步兌換價每股兌換股份0.40港元（可就包括股份合併或拆細、供股、非經常性股票或現金分派及其他攤薄事件作出調整。可兌換票據規定非經常性股票或現金分派及其他攤薄事件導致之兌換價調整須獲本公司委任之商業銀行簽署核實）配發及發行合共250,000,000股兌換股份，將佔(i)於本公佈日期組成本公司現有已發行股本之646,267,330股股份約38.68%；(ii)經股份配售擴大後之本公司已發行股本約23.89%；(iii)經股份配售及根據可兌換票據之兌換權獲全數行使時將予發行之兌換股份擴大後之本公司已發行股本約16.17%（假設配售代理已配售配售票據之最高本金總額）。

於認購票據所附兌換權獲行使時將予發行之兌換股份一經發行，將與配發及發行該等兌換股份當日已發行之所有其他股份享有同等權益。

可兌換票據認購所得款項淨額約99,500,000港元，計劃用作本集團之一般營運資金。

一般資料

上市規則之含義

就本公司而言

錦興於本公佈日期持有本公司約17.98%之股權，乃本公司之主要股東及因此為本公司之關連人士。因此，根據上市規則第14A章，可兌換票據認購構成本公司之關連交易。

根據上市規則，股份配售及可兌換票據配售須待股東於股東特別大會批准後，方可作實；而可兌換票據認購（包括額外金額）須待獨立股東於股東特別大會上藉點票表決方式批准後，方可作實。錦興及其聯繫人士須於股東特別大會上就可兌換票據認購之有關決議案放棄投票。此外，錦興及其聯繫人士將於股東特別大會上就可兌換票據配售之有關決議案放棄投票。

獨立董事委員會將予成立，以便就可兌換票據認購之條款向獨立股東提供意見。獨立財務顧問將獲委任，以便就可兌換票據認購之條款向獨立董事委員會及獨立股東提供意見。

一份通函將盡快寄發予股東，其中載有(i)股份配售、可兌換票據配售及可兌換票據認購之詳情；(ii)獨立董事委員會之推薦意見函件；(iii)獨立財務顧問致獨立董事委員會及獨立股東之函件；及(iv)股東特別大會通告。

就錦興而言

根據上市規則第14章，可兌換票據認購構成錦興之須予披露交易。錦興將於由錦興或其代名人持有之可兌換票據獲兌換時遵守適用上市規則之規定。一份載有(其中包括)可兌換票據認購詳情之通函將盡快寄發予錦興之股東。

錦興將就有關兌換可兌換票據為本公司股份作出公佈(倘必要)，並遵守上市規則之相關規定(包括公佈、通函及股東批准(倘適用))。

恢復股份買賣

應本公司之要求，股份於二零零七年六月二十日上午九時三十分起暫停買賣，以待發表本公佈。本公司已向聯交所申請於二零零七年六月二十七日上午九時三十分起恢復股份在聯交所之買賣。

股份配售協議

日期

二零零七年六月二十日

發行人

本公司

配售代理

配售代理已有條件同意按盡力基準配售最多400,000,000股配售股份，並將收取所配售之配售股份實際數目之所得款項總額2.5%作為配售佣金。董事(包括獨立非執行董事)認為，配售佣金屬公平合理。配售代理及其最終實益擁有人為獨立於本公司及其關連人士(定義見上市規則)之第三方且並非彼等之關連人士(定義見上市規則)。

承配人

配售代理已同意按盡力基準將配售股份配售予不少於六名承配人，彼等各自已確認彼與彼之最終實益擁有人(i)將為獨立於本公司及其關連人士之第三方，且亦非為本公司及其關連人士(定義見上市規則)之關連人士(定義見上市規則)及(ii)就本公司而言，並無與錦興與其一致行動人士或任何本公司之董事、行政總裁或主要股東或任何其附屬公司或彼等分別之聯繫人士(定義見上市規則)一致行動(定義見收購守則)。緊隨股份配售後，概無任何個別承配人將成為主要股東(定義見上市規則)。

配售股份

400,000,000股配售股份佔(i)本公佈日期本公司現有已發行股本646,267,330股股份約61.89%；及(ii)經股份配售擴大後之本公司已發行股本1,046,267,330股股份約38.23%。

配售股份之地位

配售股份一經發行，將在各方面與配發及發行配售股份當日已發行股份享有同等地位。

配售價

配售價0.368港元較：

(i) 股份於最後交易日在聯交所所報之收市價每股0.40港元折讓約8.0%；

(ii) 股份於截至及包括最後交易日在內之最後五個連續交易日之平均收市價每股0.451港元折讓約18.40%；及

(iii) 股份於截至及包括最後交易日在內之最後十個連續交易日之平均收市價每股0.432港元折讓約14.81%。

配售價乃本公司與配售代理參考股份之現行市價後經公平磋商而釐定。董事(包括獨立非執行董事)認為，股份配售之條款乃按一般商業條款訂定，在現時市況下屬公平合理，並符合本公司及股東之整體利益。

股份配售之條件

股份配售須待下列條件達成後，方告完成：

(i) 聯交所上市委員會批准或同意批准配售股份上市及買賣；

(ii) 股東於股東特別大會上通過決議案批准配發、發行及買賣配售股份；及

(iii) 百慕達金融管理局批准發行配售股份(如有需要)。

倘上述任何條件未能於二零零七年八月三十一日或之前或配售代理與本公司可能同意之較後時間或日期達成，股份配售協議將告終止，而根據股份配售協議之條款，概無訂約方可向對方提出任何費用或損失之索償(惟因事前出現任何股份配售協議之違約情況則除外)。

股份配售之完成並不受可兑換票據配售是否完成所限制。

股份配售完成

股份配售將於股份配售協議成為無條件後三個營業日內完成。

由於股份配售可能會或可能不會進行且必須先經股東批准，股東及有意投資者在買賣股份時，務須審慎行事。

可兌換票據配售協議

於二零零七年六月二十日，本公司及配售代理亦訂立可兌換票據配售協議，據此，配售代理同意按盡力基準配售合共本金總額最多為100,000,000港元之配售票據。

配售代理

金利豐證券有限公司為可兌換票據配售之配售代理，將有權收取所配售之配售票據實際所得款項總額2.5%作為配售佣金。

配售代理及其最終實益擁有人為獨立於本公司及其關連人士(定義見上市規則)之第三方，且並非彼等之關連人士(定義見上市規則)。

承配人

配售代理將促使配售配售票據之各承配人確認彼與彼之最終實益擁有人(i)將為獨立於本公司及其關連人士之第三方，且亦非為本公司及其關連人士(定義見上市規則)之關連人士(定義見上市規則)及(ii)就本公司而言，並無與錦興及其一致行動人士或任何本公司之董事、行政總裁或主要股東或任何其附屬公司或彼等分別之聯繫人士(定義見上市規則)一致行動(定義見收購守則)。緊隨可兌換票據配售完成後，概無任何配售票據之承配人因行使配售票據所附之部份或全部兌換權而成為主要股東(定義見上市規則)。

配售票據所附兌換權悉數行使後將予發行之兌換股份

假設配售票據之最高本金總額(即100,000,000港元)根據可兌換票據配售獲配售，於全數行使配售票據所附兌換權時，本公司將按初步兌換價每股兌換股份0.40港元(可就包括股份合併或拆細、供股、非經常性股票或現金分派及其他攤薄事件作出調整。可兌換票據規定非經常性股票或現金分派及其他攤薄事件導致之兌換價調整須獲本公司委任之商業銀行簽署核實)配發及發行合共250,000,000股兌換股份，佔(i)於本公佈日期組成本公司現有已發行股本之646,267,330股股份約38.68%；(ii)經股份配售擴大後之本公司已發行股本約23.89%；及(iii)經股份配售及配售票據項下之兌換權獲全數行使時將予發行之兌換股份擴大後之本公司已發行股本約19.29%(假設配售代理已配售配售票據之最高本金總額)。

於配售票據所附兌換權獲行使時將予發行之兌換股份一經發行，將與配發及發行該等兌換股份當日已發行之所有其他股份享有同等權益。

可兌換票據配售之條件

可兌換票據配售須待下列條件達成後，方告完成：

(i) 聯交所上市委員會無條件或有條件(按本公司不能無理反對之條件)批准配售票據所附兌換權行使時將予發行之兌換股份上市及買賣；

(ii) 聯交所批准配售票據之發行，或本公司並無接獲聯交所反對配售票據之發行；

(iii) 股東（根據上市規則獲准投票）於股東特別大會上通過決議案批准可兑換票據配售協議項下擬進行之交易以及配發及發行可兑換票據所附兑換權行使時須予發行之兑換股份；及

(iv) 百慕達金融管理局批准發行及轉讓配售票據及發行及配發兑換股份（如有需要）。

倘上述任何條件未能於二零零七年八月三十一日或之前或配售代理與本公司可能同意之較後時間或日期達成，可兑換票據配售協議將告失效及無效，而訂約方據此之所有責任將會解除，惟因先前違反協議而產生之責任則除外。

可兑換票據配售之完成並不受股份配售是否完成所限制。

可兑換票據配售完成

可兑換票據配售將於可兑換票據配售協議成為無條件後不少於三個營業日且不多於五個營業日內之營業日完成。

配售票據之主要條款

配售票據之條款與認購票據者相同，詳情請參閱本公佈「可兑換票據之主要條款」一節。

股份配售及可兑換票據配售的其他資料

股份配售及可兑換票據配售的理由

董事認為，適奉近期股市展現暢旺氣氛，透過股份配售及可兑換票據配售集資時機正好，理由是投資者對本公司業務前景有興趣及有信心，對股份有即時之需求。儘管股份配售及可兑換票據配售將會導致股東之現有股權攤薄，但董事認為股份配售及可兑換票據配售須待股東批准，並為本公司之集資良機，有助改善一般營運資金基礎與進一步加強本集團之現有業務。

除股份配售及發行可兑換票據外，董事並無考慮其他籌集資金之方法，由於董事認為除上述理由外，相比於其他籌集資金機制之方法（如公開發售及供股），股份配售及發行可兑換票據為最受歡迎之籌集資金方法，且於成本及時間上非常具符合成本效益，即使股份配售及可兑換票據配售須待相關股東批准。此外，發行可兑換票據可能不會對現有股東造成即時攤薄，惟向本公司收取象徵式的融資成本（即年息1%）提供財政資源，倘可兑換票據持有人並無即時兑換。

儘管本公司於過去曾經進行籌集資金活動（誠如下文「本公司於過去十二個月之集資活動」一段所披露，當中資金於截至本公佈日期尚未完全動用，惟股份配售及可兑換票據配售將為本公司提供更穩健之財務資源，以就任何可能收購及投資機會於日後出現時，並可能須額外資金時撥付。

股份配售

股份配售之最高所得款項總額將約為147,200,000港元，而股份配售之最高所得款項淨額將約為143,000,000港元，倘合適機會出現且董事認為符合本公司利益及／或對本集團之一般營運資金有利，則計劃用作娛樂相關業務之機遇性投資。截至本公佈日期，本公司尚未確定該等投資或業務。股份配售完成後每股集資最高所得款項淨額將約為每股配售股份0.358港元。

可兑換票據配售

可兑換票據配售之最高所得款項總額將約為100,000,000港元，而可兑換票據配售之最高所得款項淨額將約為97,000,000港元，倘合適機會出現且董事認為符合本公司利益及／或對本集團之一般營運資金有利，則計劃用作娛樂相關業務之機遇性投資。截至本公佈日期，本公司尚未確定該等投資或業務。

可兑換票據認購協議

日期

二零零七年六月二十日

訂約方

發行人：本公司
認購人：錦興

相關資產

根據可兑換票據認購協議，本公司同意發行及錦興同意認購本金額為100,000,000港元之認購票據，以及可於本公司通知時，選擇再認購額外金額最多為100,000,000港元（即配售代理按盡力基準而可能未能配售之部份配售票據）。

因全面行使認購票據所附之兑換權而將予發行之兑換股份

假設認購票據之本金額（即100,000,000港元）乃根據可兑換票據認購事項而發行及認購，於全數行使認購票據所附兑換權時，本公司將按初步兑換價每股兑換股份0.40港元（可就包括股份合併或拆細、供股、非經常性股票或現金分派及其他攤薄事件作出調整。可兑換票據規定非經常性股票或現金分派及其他攤薄事件導致之兑換價調整須獲本公司委任之商業銀行簽署核實）配發及發行合共250,000,000股兑換股份，佔(i)於本公佈日期組成本公司現有已發行股本之646,267,330股股份約38.68%；(ii)經股份配售擴大後之本公司已發行股本約23.89%；(iii)經股份配售及根據可兑換票據之兑換權獲全數行使時將予發行之兑換股份擴大後之本公司已發行股本約16.17%（假設配售代理已配售配售票據之最高本金總額）。

於認購票據所附兌換權獲行使時將予發行之兌換股份一經發行，將與配發及發行該等兌換股份當日已發行之所有其他股份享有同等權益。

可兌換票據認購之條件

可兌換票據認購須待下列條件達成後方可作實：

(i) 聯交所上市委員會批准因行使可兌換票據所附之兌換權而將予發行之兌換股份上市及買賣（不論為無條件或受本公司不能無理反對之條件所規限）；

(ii) 聯交所已批准發行可兌換票據，或本公司並無收到聯交所對發行可兌換票據之任何反對；

(iii) 獨立股東於股東特別大會上通過決議案批准可兌換票據認購協議項下擬進行之交易及配發及發行因行使可兌換票據所附之兌換權而將予發行之兌換股份；及

(iv) 百慕達金融管理局批准發行及轉讓可兌換票據以及發行及配發兌換股份（如有需要）。

如上述任何條件未能於二零零七年八月三十一日或之前或錦興與本公司可能同意之較後時間或日期達成，可兌換票據認購協議將告失效及無效，而各訂約方據此之所有責任將會解除，惟因先前違反協議而產生之任何責任則除外。

可兌換票據認購事項之完成

可兌換票據認購事項將於可兌換票據認購協議成為無條件後不少於三個營業日且不多於五個營業日內之營業日完成。

可兌換票據認購之理由

就本公司而言，董事認為，適逢近期股市展現暢旺氣氛，透過可兌換票據認購集資時機正好，股份必可吸引到投資者之垂青，理由是投資者對本公司業務前景有興趣及有信心。儘管可兌換票據認購將會導致股東之現有股權攤薄，但董事認為可兌換票據認購為本公司之集資良機，有助改善一般營運資金基礎與進一步加強本集團之現有業務。

除股份配售及發行可兌換票據外，董事並無考慮其他籌集資金之方法，由於董事認為除上述理由外，相比於其他籌集資金機制之方法（如公開發售及供股），股份配售及發行可兌換票據為最受歡迎之籌集資金方法，且於成本及時間上符合成本效益，即使可兌換票據認購須待獨立股東批准。此外，發行可兌換票據可能不會對現有股東造成即時攤薄，惟向本公司收取象徵式的融資成本（即年息1%）提供財政資源，倘可兌換票據持有人並無即時兌換。

董事亦認為向錦興授予選擇權不會對其他股東之權利存在差別對待，為公平合理，並符合其股東之最佳利益，主要由於下列考慮：

(i) 錦興自二零零五年四月起已成為本公司之策略投資者；

(ii) 錦興連同其關連人士陳博士（即錦興之主席兼執行董事）於截至可兌換票據認購協議日期擁有本公司股權約22.62%，為僅有的主要股東，而並無其他股東之背景可與錦興相比；

(iii) 可兌換票據項下應付之年息1%僅為錦興收取象徵式的回報，當相比於其他投資之潛在回報（如股本及期貨），對其他股東並非特別吸引；

(iv) 就董事所深知，本公司較難以有系統之方法確認其他投資者，與錦興之背景、投資方式、財務穩健程度及投資目標為一致；

(v) 選擇進一步額外金額之優先權並非在錦興手中，惟視乎配售代理可否按盡力基準配售全部配售票據而定；及

(vi) 鑑於可兌換票據認購及可兌換票據配售項下合共籌集資金達200,000,000港元，規模龐大，就董事所深知，概無其他股東主動表示對較大的額外承擔及投資於本公司之興趣。

就錦興而言，錦興董事認為，如本公司之股價高於認購票據之行使價，則可兌換票據認購為加強錦興之投資組合及盈利基礎提供大好機會。

考慮到上述因素及現時股市氣氛暢旺，錦興董事認為可兌換票據認購之條款乃公平合理，並符合錦興及其股東之整體最佳利益。

可兌換票據認購之所得款項用途

就本公司而言，可兌換票據認購之所得款項總額將為100,000,000港元，而所得款項淨額約為99,500,000港元，計劃用作本集團之一般營運資金。

認購票據之主要條款

認購票據之條款與配售票據者相同。詳情請參閱本公佈內「可兌換票據之主要條款」一節。

可兌換票據之主要條款

發行人： 本公司

本金總額： 200,000,000港元

到期日： 發行可兌換票據日期起計惟不包括滿兩週年之日。

初步兌換價： 每股兌換股份0.40港元。

初步兌換價乃分別經本公司與配售代理及本公司與錦興參考（其中包括）股價近期之表現公平磋商後釐定。

初步兌換價可予調整，包括股份合併或拆細、供股、非經常性股票及現金分派及其他攤薄事件，而有關事件不一定發生。

兌換價每股0.40港元，較(i)股份於最後交易日之收市價每股0.40港元相同；(ii)股份在可兌換票據配售協議及可兌換票據認購協議日期前最後五個交易日之平均收市價每股0.451港元折讓約11.31%；(iii)股份在可兌換票據配售協議及可兌換票據認購協議日期前最後十個交易日之平均收市價每股0.432港元折讓7.41%。

可兌換票據持有人有權於可兌換票據發行日期後第七個工作天至到期日前七天隨時按面值每份1,000,000港元，以當時適用之兌換價兌換可兌換票據任何未贖回金額為兌換股份，除非行使兌換權餘下金額不足1,000,000港元則作別論，如出現有關情況，全數未贖回金額將予以兌換。

地位：　兌換股份配發及發行後將於各方面與該等於兌換股份發行日期已發行之其他股份享有同等權益。

利息：　年息率1厘，於到期日時支付

可轉讓性：　可兌換票據可在毋須本公司事先書面同意前轉讓予任何第三方。可兌換票據不得向本公司「關連人士」(定義見上市規則)轉讓。本公司將就轉讓任何可兌換票據知會聯交所，並申述有否涉及任何本公司關連人士(定義見上市規則)。本公司將於關連人士(定義見上市規則)買賣任何可兌換票據時立即知會聯交所。

贖回：　任何未兌換之可兌換票據將可以相等於尚未行使可兌換票據之本金額加上任何產生之利息以現金於到期時贖回。

投票權：　可兌換票據不會賦予可兌換票據持有人於本公司股東大會任何投票權利。

違約事件：　違約事件條文規定，倘發生可兌換票據註明之若干違約事件(如清盤)，各可兌換票據持有人均有權要求即時償還有關可兌換票據之未贖回本金額及應計但未支付之利息。

上市：　尚未且不會就可兌換票據於聯交所或任何其他證券交易所上市及買賣作出申請。

本公司於過去十二個月之集資活動

除下文所披露者外，本公司於本公佈日期前過去十二個月內並無進行任何集資活動：

公佈日期	交易	籌集款項淨額（概約）	建議款項用途	實際款項用途
二零零七年三月十三日	按每股股份獲配四股供股股份之基準供股，作價每股供股股份0.2港元	100,000,000港元	將用作本公司一般營運資金，作其現有業務	約20,000,000港元已用作本公司之一般營運資金。餘下結餘將用作本公司之一般營運資金。

對本公司股權架構之影響

本公司現有及經擴大股權架構於本公佈日期及緊隨發行配售股份及兌換股份後(假設本公司已發行股本並無其他變動)截列如下：

	於本公佈日期		緊隨股份配售後		緊隨股份配售後及假設配售票據已獲配售代理悉數配售及已獲悉數兌換		緊隨股份配售後及假設配售票據已獲配售代理悉數配售而配售票據及認購票據已獲悉數兌換		緊隨股份配售後及假設配售代理概無配售配售票據而錦興選擇悉數認購額外金額及悉數兌換額外金額及認購票據項下之可兌換票據（附註6）	
	股份	概約百分比	股份	概約百分比	股份	概約百分比	股份	概約百分比	股份	概約百分比
錦興（附註1）	116,198,865	17.98%	116,198,865	11.11%	116,198,865	8.96%	366,198,865	23.68%	616,198,865	39.85%
陳博士（附註2）	30,000,000	4.64%	30,000,000	2.87%	30,000,000	2.31%	30,000,000	1.94%	30,000,000	1.94%
永安（附註3）	30,000,000	4.64%	30,000,000	2.87%	30,000,000	2.31%	30,000,000	1.94%	30,000,000	1.94%
小計	176,198,865	27.26%	176,198,865	16.85%	176,198,865	13.58%	426,198,865	27.56%	676,198,865	43.73%
余先生（附註3）	41,258,940	6.38%	41,258,940	3.94%	41,258,940	3.18%	41,258,940	2.67%	41,258,940	2.67%
公眾股東										
－股份配售項下之承配人（附註4）			400,000,000	38.23%	400,000,000	30.87%	400,000,000	25.87%	400,000,000	25.87%
－可兌換票據配售項下之承配人（附註5）					250,000,000	19.29%	250,000,000	16.17%		
－其他公眾股東	428,809,525	66.36%	428,809,525	40.98%	428,809,525	33.08%	428,809,525	27.73%	428,809,525	27.73%
小計	428,809,525	66.36%	828,809,525	79.21%	1,078,809,525	83.24%	1,078,809,525	69.77%	828,809,525	53.60%
合共	646,267,330	100.00%	1,046,267,330	100.00%	1,296,267,330	100.00%	1,546,267,330	100.00%	1,546,267,330	100.00%

附註：

(1) 250,000,000股股份將於悉數行使附於認購票據之兌換權時向錦興配發及發行。

(2) 陳博士為錦興之執行董事兼主席。

(3) 余先生為本公司及永安之執行董事兼主席。

(4) 該等股份將於股份配售完成時配發及發行。

(5) 該等股份將於悉數行使附於配售票據之兌換權後配發及發行。

(6) 除錦興持有之尚未行使可兌換票據本金總額170,000,000港元於按每股股份行使價1.69港元悉數兌換為100,591,715股新股份，假設錦興於悉數行使附於可兌換票據之兌換權時悉數認購認購票據及選擇悉數認購額外金額最多達100,000,000港元，錦興與其一致行動人士將合共擁有本公司經配發及發行可兌換股份擴大後本公司已發行股本30%以上。就此情況下，錦興與其一致行動人士將遵守收購守則項下之全面收購建議。

於本公佈日期，本公司現有法定股本包括50,000,000,000股股份，當中646,267,330股股份為已發行及全數繳足。

於本公佈日期，尚未行使可兌換票據本金總額170,000,000港元於按兌換價每股股份1.69港元悉數行使後兌換為100,591,715股新股份。

對股東之攤薄影響

鑑於行使附於可兌換票據之兌換權後現有股東之未來攤薄，本公司將知會股東有關攤薄水平及兌換之詳情：

(a) 本公司將於聯交所網站上作出每月公佈(「每月公佈」)。此公佈將於每個曆月後第五個工作日或之前作出，並將以表格型式載有下列詳情：

    (i) 於相關月份內是否進行任何兌換可兌換票據。如是，兌換之詳情，包括兌換日期、已發行新股數目、每次兌換之兌換價。倘於相關月份並無進行兌換，則作出關於兌換之否定聲明；

    (ii) 於兌換後之尚未行使可兌換票據數目(如有)；

    (iii) 於相關月份內根據其他交易而發行之股份總數，包括根據本公司任何股份購股權計劃而行使購股權所發行之股份；及

    (iv) 本公司於相關月份開始及最後一日之已發行股本總數。

(b) 除每月公佈外，倘根據兌換可兌換票據而發行之新股累計金額達本公司已發行股本5%(誠如本公司就有關可兌換票據而作出之上一份每月公佈或任何其後公佈(視情況而定)(其後以5%限額之倍數)，本公司將於聯交所網站上作出公佈，包括誠如上文(a)段所述之有關可兌換票據(視情況而定)開始期間至根據兌換而已發行股本總額達本公司已發行股本之5%(誠如本公司就可兌換票據(視情況而定)而作出之上一份每月公佈或任何其他其後公佈中所披露。

就兌換錦興持有之可兌換票據而言，本公司將就倘任何兌換導致其於本公司之股權增加5%而作出公佈。

有關本公司之資料

截至二零零六年六月三十日止年度，本公司持續經營業務所得之經審核除稅前虧損淨額及除稅後虧損淨額同樣錄得約為260,700,000港元。截至二零零五年六月三十日止年度，本公司持續經營業務所得之經審核除稅前虧損淨額及除稅後虧損淨額同樣錄得約為26,600,000港元。於二零零六年十二月三十一日，本公司之資產總值及資產淨值分別約為279,200,000港元及59,800,000港元。

一般資料

上市規則含意

就本公司而言

本公司目前從事(i)電影及電視節目製作；(ii)表演項目製作；(iii)藝人及模特兒經理人管理；(iv)音樂製作；及(v)製造及銷售多媒體電子產品、玩具及遊戲機產品。

錦興於本公佈日期持有本公司約17.98%之股權，乃本公司之主要股東及因此為本公司之關連人士。因此，根據上市規則第14A章，可兌換票據認購構成本公司之關連交易。

根據上市規則，股份配售及可兌換票據配售須待股東於股東特別大會批准後，方可作實；而可兌換票據認購（包括額外金額）須待獨立股東於股東特別大會上藉點票表決方式批准後，方可作實。錦興及其聯繫人士須於股東特別大會上就可兌換票據認購之有關決議案放棄投票。此外，錦興及其聯繫人士將於股東特別大會上就可兌換票據配售之有關決議案放棄投票。

獨立董事委員會將予成立，以便就可兌換票據認購之條款向獨立股東提供意見。獨立財務顧問將獲委任，以便就可兌換票據認購之條款向獨立董事委員會及獨立股東提供意見。

一份通函將盡快寄發予股東，其中載有(i)股份配售、可兌換票據配售及可兌換票據認購之詳情；(ii)獨立董事委員會之推薦意見函件；(iii)獨立財務顧問致獨立董事委員會及獨立股東之函件；及(iv)股東特別大會通告。

本公司將向聯交所上市委員會申請批准配售股份及兌換股份上市及買賣。

就錦興而言

錦興集團主要從事證券買賣、物業投資及買賣、擁有採砂船隻以及其他策略性投資，其中包括(i)一間股份於澳洲證券交易所上市之附屬公司及一間股份於美國場外交易議價板買賣之附屬公司；(ii)其股份於聯交所或新加坡證券交易所上市之聯營公司；以及(iii)其股份於聯交所上市之公司所發行之長期可兌換票據之投資。錦興為一家投資控股公司。

根據上市規則第14章，可兌換票據認購事項構成錦興之須予披露交易。錦興將於由錦興或其代名人持有之可兌換票據獲兌換時遵守適用上市規則之有關規定。一份載有(其中包括)可兌換票據認購事項詳情之通函將盡快寄發予錦興股東。

錦興將就有關兌換可兌換票據為本公司股份作出公佈(倘必要)，以遵守上市規則之相關規定(包括公佈、通函及股東批准(倘適用))。

恢復股份買賣

應本公司之要求，股份於二零零七年六月二十日上午九時三十分起暫停買賣，以待發表本公佈。本公司已向聯交所申請於二零零七年六月二十七日上午九時三十分起恢復股份在聯交所之買賣。

詞彙及釋義

「額外金額」	指	本金總額最高達100,000,000港元之可兌換票據中配售代理按盡力基準可能未能配售之部份配售票據，可能根據可兌換票據認購協議按錦興選擇加入認購票據
「可兌換票據配售」	指	根據可兌換票據配售協議條款配售配售票據
「可兌換票據配售協議」	指	本公司與配售代理就有關可兌換票據配售訂立日期為二零零七年六月二十日之有條件配售協議
「可兌換票據認購事項」	指	錦興根據可兌換票據認購協議認購認購票據
「可兌換票據認購協議」	指	本公司與錦興就有關可兌換票據認購訂立日期為二零零七年六月二十日之有條件認購協議
「本公司」	指	漢傳媒集團有限公司(股份代號：491)，一家於百慕達註冊成立之有限公司，其股份在聯交所主板上市
「兌換股份」	指	於行使附於可兌換票據之兌換權時將予配發及發行之新股
「可兌換票據」	指	配售票據及認購票據
「董事」	指	本公司董事
「陳博士」	指	陳國強博士，錦興之執行董事兼主席
「本集團」	指	本公司及其附屬公司
「錦興」	指	錦興集團有限公司(股份代號：275)，一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市

「錦興董事」	指	錦興之董事
「錦興集團」	指	錦興及其附屬公司
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	由獨立非執行董事組成之獨立董事委員會，就有關可兑換票據認購之條款向獨立股東提供意見
「獨立股東」	指	除錦興及其聯繫人士及須於股東特別大會就可兑換票據認購之有關決議案放棄投票外之股東
「最後交易日」	指	二零零七年六月十八日，即本公佈日期前之股份最後交易日
「上市規則」	指	聯交所證券上市規則
「余先生」	指	余錦基先生，本公司及永安之執行董事兼主席
「承配人」	指	配售代理根據股份配售協議及可兑換票據配售協議項下配售代理之責任安排認購任何配售股份及配售票據之任何個人、機構或其他專業投資者或任何彼等各自之聯繫人士
「配售代理」	指	金利豐證券有限公司，根據證券及期貨條例(香港法例第571章)可進行第1類(證券交易)受規管活動之持牌法團
「配售票據」	指	本公司根據可兑換票據配售協議可發行本金總額最高達100,000,000港元之可兑換票據
「配售價」	指	每股配售股份0.368港元
「配售股份」	指	根據股份配售將予配售合共400,000,000股新股
「中國」	指	中華人民共和國
「股份」	指	本公司股本中每股0.01港元之股份
「股份配售」	指	根據股份配售協議之條款配售400,000,000股新股
「股份配售協議」	指	本公司與配售代理就有關股份配售訂立日期為二零零七年六月二十日之有條件配售協議
「股東」	指	股份持有人
「股東特別大會」	指	本公司將予召開及舉行之股東特別大會，以提呈股東考慮及酌情通過股份配售、可兑換票據配售及可兑換票據認購
「聯交所」	指	香港聯合交易所有限公司

「認購票據」 指 本公司根據可兌換票據認購協議向錦興發行初步本金額達100,000,000港元之可兌換票據，可經額外金額增加

「收購守則」 指 香港公司收購及合併守則

「永安」 指 永安旅遊（控股）有限公司（股份代號：1189），一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市

「港元」 指 港元，香港之法定貨幣

「%」 指 百分比

代表董事會
漢傳媒集團有限公司
主席
余錦基先生
B.B.S., M.B.E., J.P.

代表董事會
錦興集團有限公司
主席
陳國強博士

香港，二零零七年六月二十六日

於本公佈日期，董事如下：

執行董事：
余錦基先生 *B.B.S., M.B.E., J.P.（主席）*
王日祥先生 *（董事總經理）*
余錦遠先生
唐前勝先生

獨立非執行董事：
李魁隆先生
伍海于先生
石禮謙議員 *J.P.*
方承光先生

於本公佈日期，錦興董事如下：

執行董事：
陳國強博士 *（主席）*
Yap, Allan博士 *（董事總經理）*
呂兆泉先生 *（副董事總經理）*

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

* *僅供識別*

END